Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

Digihost Technology Inc.

110 Yonge Street, Suite 1601

Toronto, ON M5C 1T4

Item 2 Date of Material Change

December 2, 2024

Item 3 News Release

The press release attached as Schedule “A” was released on December 2, 2024 through an approved Canadian newswire service.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule “A”.

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Inquires in respect of the material change referred to herein may be made to:

Michel Amar, Chief Executive Officer

T: 1-818-280-9758

E: michel@digihostblockchain.com

Item 9 Date of Report

December 2, 2024

SCHEDULE “A”

DIGIHOST ANNOUNCES 26% INCREASE IN MONTH-OVER-MONTH REVENUE AND
PROVIDES NOVEMBER 2024 PRODUCTION UPDATE

Miami, FL – December 2, 2024 – Digihost Technology Inc. (“Digihost” or the “Company”) (Nasdaq / TSXV: DGHI), an innovative energy infrastructure company that develops cutting-edge data centers, is pleased to provide unaudited comparative Bitcoin (“BTC”) production results for the month ended November 30, 2024, combined with an operations update. All monetary references are expressed in USD unless otherwise indicated.

Monthly Production Highlights for November 2024

●	The Company held cash, BTC and cash deposits of approximately $10.0 million as of November 30, 2024, which represents a roughly 11% MoM increase over the previous month (based on a BTC price of $97,200 as of November 30, 2024 and $71,000 as of October 31, 2024, per CoinMarketCap).

●	Between self-mining and hosting agreements, miners at the Company’s facilities produced approximately 37 BTC during the month of November.

●	The Company invested approximately $0.4 million in November in capital expenditures, mining infrastructure support equipment, and deposits, bringing year-to-date CAPEX deployment to a total of nearly $5 million. This significant investment underscores Digihost’s commitment to long-term growth while maintaining a disciplined approach to capital allocation, prioritizing self-funding to minimize equity dilution for shareholders wherever possible.

Operations Update

Presently, Digihost operates with approximately 100MW of available power across its three sites and has access to an additional 300MW of allocated power for future development. One of the Company’s flagship plants was temporarily taken offline earlier in the quarter for scheduled multi-year maintenance and is expected to resume operations by the end of December 2024. The full utilization of this power capacity is projected to drive substantial revenue growth beginning in Q1, 2025.

The Company is currently contracted with a leading multi-billion dollar global engineering and consulting firm to initiate the pilot phase (up to 20MW) of its Tier 3 data center expansion in Alabama. It expects to complete the project by the end of 2025 or early 2026.

ESG Efforts & Update

Digihost is pleased to announce the successful deployment of the 5MW community solar project in Angola, NY, where the Company is the anchor subscriber. Located 30 miles from Digihost’s East Delevan facility, the project now produces renewable electricity sufficient to power more than 2,500 homes annually. Over 50% of the energy utilized in Digihost’s operations is currently sourced from zero-emission resources. This milestone underscores the Company’s commitment to sustainability by supporting renewable energy development, adding clean energy to the grid and reducing electricity costs.

Auditor Update

On November 27th, the Company appointed Davidson & Company LLP as the Company’s auditor to replace Raymond Chabot Grant Thornton LLP as auditor of the Company. There were no reservations in Grant Thornton’s reports on the Company’s financial statements for the periods from December 31, 2021, to December 31, 2023 and there are no reportable events, as defined in Section 7(e) of National Instrument 51-102, related to this transition.

The Company would like to thank Raymond Chabot Grant Thornton LLP for their excellent service provided over the previous three years.

RSU Grant

The Company also announces the grant of a total of 1,250,000 restricted share units (the “RSUs”) to certain officers, directors, management, key consultants and employees of the Company in accordance with the Company’s restricted share unit plan. Each RSU entitles the holder to acquire one subordinate voting share of the Company on vesting. The RSUs will vest in three equal tranches, on December 1, 2025, 2026 and 2027. The grant of the RSUs is subject to the approval of the TSX Venture Exchange.

About Digihost

Digihost is an innovative energy infrastructure company that develops cutting-edge data centers to drive the expansion of sustainable energy assets.

For further information, please contact:

Digihost Technology Inc.

www.digihostpower.com

Digihost Investor Relations

T: 888-474-9222

Email: IR@digihostpower.com

Cautionary Statement

Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Except for the statements of historical fact, this news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. Forward-looking information in this news release includes information about potential further improvements to profitability and efficiency across mining operations, including, as a result of the Company’s expansion efforts, potential for the Company’s long-term growth, and the business goals and objectives of the Company. Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to: future capital needs and uncertainty of additional financing; share dilution resulting from equity issuances; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; effects on Bitcoin prices as a result of the most recent Bitcoin halving; development of additional facilities and installation of infrastructure to expand operations may not be completed on the timelines anticipated by the Company, or at all; ability to access additional power from the local power grid; a decrease in cryptocurrency pricing, volume of transaction activity or generally, the profitability of cryptocurrency mining; further improvements to profitability and efficiency may not be realized; development of additional facilities to expand operations may not be completed on the timelines anticipated by the Company; ability to access additional power from the local power grid; an increase in natural gas prices may negatively affect the profitability of the Company’s power plant; the digital currency market; the Company’s ability to successfully mine digital currency on the cloud; the Company may not be able to profitably liquidate its current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on the Company’s operations; the volatility of digital currency prices; and other related risks as more fully set out in the Annual Information Form of the Company and other documents disclosed under the Company’s filings at www.sedarplus.ca and www.SEC.gov/EDGAR. The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about: the current profitability in mining cryptocurrency (including pricing and volume of current transaction activity); profitable use of the Company’s assets going forward; the Company’s ability to profitably liquidate its digital currency inventory as required; historical prices of digital currencies and the ability of the Company to mine digital currencies on the cloud will be consistent with historical prices; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the negative impact of regulatory changes in the energy regimes in the jurisdictions in which the Company operates; and there will be no regulation or law that will prevent the Company from operating its business. The Company has also assumed that no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainties therein. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law.